OMB APPROVAL
OMB Number: 3235-0145
Expires: February 28, 2009
Estimated average burden hours per response...10.4

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 10)*

Arrow International, Inc.
(Name of Issuer)
Common Stock, No Par Value
(Title of Class of Securities)
042764100
(CUSIP Number)
August 24, 2007
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     ☐ Rule 13d-1(b)

     ☑ Rule 13d-1(c)

     ☐ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	042764100

1	NAMES OF REPORTING PERSONS Robert L. McNeil, Jr.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS)
	(a) ☐
	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

	U.S.A.

	5	SOLE VOTING POWER

NUMBER OF		3,431,844

SHARES	6	SHARED VOTING POWER
BENEFICIALLY
OWNED BY		0

EACH	7	SOLE DISPOSITIVE POWER
REPORTING
PERSON		3,431,844

WITH:	8	SHARED DISPOSITIVE POWER

		0

9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

	3,431,844

10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)

	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

	7.6%

12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

	IN
This Statement constitutes Amendment No. 10 to the Statement on Schedule 13G filed by the undersigned with the Securities and Exchange Commission on February 15, 1993, as amended in February 1995, February 1996, February 1998, February 1999, February 2000, February 2001, February 2002, February 2003 and February 2004 (as amended, the “Schedule 13G”), with respect to the Common Stock, No Par Value, of Arrow International, Inc., a Pennsylvania corporation (the “Company”), pursuant to SEC Rule 13d-1(c).
Other than as set forth herein, there has been no change in the information reported in the Schedule 13G.

Item 4.	Ownership
     Mr. McNeil’s response to Item 4 of the Schedule 13G is hereby amended and supplemented by the following:
(a)	Total Amount Beneficially Owned: 3,431,844**

(b)	Percent of Class: 7.6%

(c)	Number of shares as to which such person has:
(i)	sole power to vote or to direct the vote 3,431,844

(ii)	shared power to vote or to direct the vote 0

(iii)	sole power to dispose or to direct the disposition of 3,431,844

(iv)	shared power to dispose or to direct the disposition of 0

**	Excludes 4,624,494 shares owned by the Robert L. McNeil, Jr. 1983 Intervivos Trust (the “McNeil Trust”), of which Mr. McNeil was the grantor for the benefit of Mr. McNeil and his lineal descendants. Mr. McNeil is not a trustee of the McNeil Trust and disclaims beneficial ownership of the shares owned by the McNeil Trust.

Item 10.	Certifications
     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
September 13, 2007

By:	/s/ Robert L. McNeil, Jr.
Robert L. McNeil, Jr.